Amf
9/8/03



03051175

cm

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

RECD S.E.C.
AUG 27 2003
616

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37613

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First Western Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

669 Airport Freeway, Suite 409
(No. and Street)

Fort Worth (City) Texas (State) 76182-0159 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Randy Ferguson (817) 553-1492
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANFORD, BAUMEISTER & FRAZIER, P.C.
(Name – *if individual, state last, first, middle name*)

201 MAIN STREET, SUITE 1250 (Address) FORT WORTH (City) TEXAS (State) 76102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 09 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CM

8/28

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, RANDY FERGUSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST WESTERN SECURITIES, INC., as of JUNE 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Rochelle M Knight
My Commission Expires
October 22, 2006

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (SEE STATEMENT OF CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (NOT APPLICABLE)
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (NOT APPLICABLE)
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (NO LONGER REQUIRED)
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17 A-5)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST WESTERN SECURITIES, INC.
CONTENTS
JUNE 30, 2003


SEC MAIL PROCESSING
RECEIVED
AUG 2 7 2003
WASH, D.C.
188
SECTION

FIRST WESTERN SECURITIES, INC.

FINANCIAL STATEMENTS AND AUDITORS' REPORT

FOR THE YEAR ENDED JUNE 30, 2003


SB&F
SANFORD, BAUMEISTER
& FRAZIER, P.C.
Certified Public Accountants and Consultants

Keeping you in the black, not in the dark

Members:
American Institute of CPAs
Texas Society of CPAs
Fort Worth Chapter of CPAs
SEC Practice Section

Experienced with a wide variety of industries including:
Oil & gas
Home builders
Retail
Manufacturing
Health Care
Contractors
Financial institutions
Law firms
Insurance agencies
Real estate investors & developers
Closely held businesses
Nonprofit organizations

The services you need to prosper:
Management consulting
Year-round tax planning
Business & individual tax preparation
Audits
Financial reporting
IRS representation
Business valuation
Employee benefit plans
Retirement & estate planning
Revenue distribution
Joint interest billings
Bookkeeping

August 11, 2003

Board of Director and Shareholders
First Western Securities, Inc.
Fort Worth, Texas

Independent Auditors' Report

We have audited the accompanying statement of financial condition of First Western Securities, Inc. as of June 30, 2003, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Western Securities, Inc. as of June 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sanford, Baumeister & Frazier, P.C.

SANFORD, BAUMEISTER & FRAZIER, P.C.

201 Main Street • Suite 1250 • Fort Worth, Texas 76102
(817) 877-5000 • (817) 877-5330 fax

FIRST WESTERN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2003

ASSETS

Cash in bank	$	25,872		
Money market mutual fund		16,958		
Commissions receivable		68,129		
Clearing deposits - Note 3		59,170		
TOTAL ASSETS			$	170,129

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES				
Commissions and wages payable	$	28,811		
Commissions payable to independent agents		43,441		
Total Liabilities			$	72,252
STOCKHOLDERS' EQUITY - Note 4				
Common stock, $.01 par value, 1,200,000 shares authorized, 889,676 shares issued and outstanding		8,897		
Additional paid-in capital		26,478		
Retained earnings		62,502		
Total Stockholders' Equity				97,877
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			$	170,129

The accompanying notes to financial statements
are an integral part of these statements.

FIRST WESTERN SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2003

REVENUES		
Commissions	$ 1,604,643	
Interest income	29,542	
Total Revenues		$ 1,634,185
EXPENSES		
Employee compensation - Note 8	523,684	
Clearing charges	117,918	
Independent agent commissions	776,187	
Other operating expenses - Notes 5 and 7	275,110	
Total Expenses		1,692,899
(LOSS) BEFORE FEDERAL INCOME TAX		(58,714)
FEDERAL INCOME TAXES - Note 6		-0-
NET (LOSS)		$ (58,714)

The accompanying notes to financial statements are an integral part of these statements.

FIRST WESTERN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
BALANCE - June 30, 2002	$ 9,534	$ 35,328	$ 121,216	$ 166,078
Purchase and retirement of 53,298 shares of common stock	(637)	(8,850)		(9,487)
Net loss			(58,714)	(58,714)
BALANCE - June 30, 2003	$ 8,897	$ 26,478	$ 62,502	$ 97,877

The accompanying notes to financial statements are an integral part of these statements.

FIRST WESTERN SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2003

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss	$	(58,714)		
Adjustments to reconcile net loss to net cash provided by operating activities:				
(Increase) decrease in operating assets:				
Commissions receivable		6,057		
Federal income tax receivable		75,460		
Clearing deposits		(1,012)		
Increase (decrease) in operating liabilities:				
Commissions and wages payable		3,390		
Commissions payable to independent agents		(13,786)		
Accrued accounts payable		(1,618)		
Net Cash Provided by Operating Activities			$	9,777
CASH FLOWS FROM FINANCING ACTIVITIES				
Purchase of Company's common stock		(9,487)		
Net Cash Used in Financing Activities				(9,487)
NET INCREASE IN CASH AND CASH EQUIVALENTS				290
CASH AND CASH EQUIVALENTS - Beginning of Year				42,540
CASH AND CASH EQUIVALENTS - End of Year			$	42,830

The accompanying notes to financial statements are an integral part of these statements.

FIRST WESTERN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2003

NOTE 1 - ORGANIZATION AND OPERATIONS

First Western Securities, Inc. (the Company) was incorporated in Texas on March 27, 1987 and commenced business as a registered broker/dealer on July 7, 1987. The Company is registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The predominance of its customers live in Texas and a substantial portion of all transactions are cleared through clearing houses located in Texas.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of the Company conform with generally accepted accounting principles. Policies and practices that materially affect the determination of financial position, changes in financial position, and results of operations are summarized as follows:

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers any short-term investment convertible to cash within three months or less with little or no change in the principal amount to be a cash equivalent. Cash and cash equivalents at June 30, 2003 consist of cash in bank and a money market mutual fund.

BAD DEBTS

The Company utilizes the allowance method for recognition of bad debts. For the year ended June 30, 2003, the Company recognized no bad debt expense. No allowance was deemed necessary as of June 30, 2003.

SECURITIES OWNED

Securities owned by the Company are held principally for resale in the near term. Therefore, these securities are classified as trading securities and recorded at their fair values. As of June 30, 2003 the Company did not own any securities. Unrealized gains and losses, as well as realized gains and losses, on these securities are included in the statement of income.

MUTUAL FUNDS

All of the mutual funds of the Company have been in publicly traded open-end mutual funds. The Company has classified these investments as trading securities for book purposes and available-for-sale securities for tax purposes. Therefore, these investments are reported at fair value at June 30, 2003. Unrealized gains and losses, as well as realized gains and losses, on these investments are included in the statement of income.

RECOGNITION OF COMMISSION REVENUE AND EXPENSE

The Company records commission income as earned, on the settlement date basis. Commission expense is recognized at the same time along with any related clearing expenses.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FIRST WESTERN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2003

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

CONCENTRATION OF CREDIT RISK

The Company primarily utilizes one brokerage house to execute all of its customers' stock and bond transactions. The brokerage house remits the Company's commission on these trades monthly. Therefore, a substantial portion of the Company's commission receivable balance could be at risk at any point in time.

NOTE 3 – SECURITIES OWNED/CLEARING DEPOSITS

The Company had a trading account and an inventory account with First Union Securities, Inc. (clearing broker). The investments in these accounts were held principally for resale in the near term. Therefore, unrealized gains and losses on these securities are included in the statement of income. Net unrealized and realized losses for the year ended June 30, 2003 were $-0-.

As of June 30, 2003 the Company does not have any securities that it owns in a trading or inventory account.

As of June 30, 2003, the Company has a combined balance of approximately $59,170 on deposit with First Union Securities, Inc. and Southwest Securities, Inc. (its previous clearing broker). The Company was required to maintain a clearing deposit balance with these clearing brokers due to the utilization of the above-mentioned trading and inventory accounts as well as for the execution of investment trades.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's "Uniform Net Capital" Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2003, the Company had net capital of $97,539 that was $47,539 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.74 to 1.

NOTE 5 - OPERATING LEASE

The Company is committed to leasing its present office location through June 30, 2009. The lease payments are guaranteed by one of the Company's shareholders. Lease expense for the year ended June 30, 2003 was $36,398 and is included in other operating expenses on the statement of income.

The future minimum rental payments based upon the base amounts under the non-cancelable operating lease are as follows:

Year Ending June 30,	Amount
2004	$ 36,992
2005	37,586
2006	38,181
2007	38,775
2008	39,369
2009	39,815
Total	$ 230,718

FIRST WESTERN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2003

NOTE 6 - FEDERAL INCOME TAXES

The Company had a net deferred tax asset balance of $-0- as of June 30, 2003 calculated as follows:

Loss per books and for tax purposes	$ 58,714
Effective tax rate	15%
Deferred Tax Asset for Net Operating Loss Carryover	8,807
Valuation allowance	(8,807)
Net Deferred Tax Asset	$ -0-

The net operating loss carryover of $58,714 is available for utilization to the year ended June 30, 2023 under the current tax guidelines.

The federal income tax benefit for the year ended June 30, 2003 is reflected on the statement of income as follows:

Current	$ -0-
Deferred	(8,807)
Increase in valuation allowance	8,807
Federal Income Tax Benefit	$ -0-

The Company has a "brother/sister controlled group" relationship with First Western Leasing, Inc. since five or fewer persons own at least 80% of the voting stock of each company.

NOTE 7 - RELATED PARTY TRANSACTIONS

During the current year, the Company subleased its furniture and office equipment under a month-to-month rental arrangement with First Western Leasing, Inc., a company related by common ownership. The Company is also charged fees by First Western Leasing, Inc. for services such as utilities, telephone, insurance coverage, and quotation services. The total fees paid by the Company to First Western Leasing, Inc. for these services during the year ended June 30, 2003 were $166,852. This amount is included in other operating expenses on the statement of income. The fees paid by the Company to First Western Leasing, Inc. for these services are not necessarily considered to approximate their fair value.

NOTE 8 - EMPLOYEE BENEFIT PLAN

The Company adopted a 401(k) Profit Sharing Plan during the year ended June 30, 1993, whereby the employees may elect to make contributions pursuant to a salary reduction agreement upon meeting length of service requirements. The Company does not have a matching contribution obligation. During the year ended June 30, 2003, the Company elected not to make a discretionary contribution.

SUPPLEMENTARY INFORMATION

SCHEDULE I

FIRST WESTERN SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2003

NET CAPITAL		
Total stockholders' equity - book purposes	$	97,877
Deductions		-
Total Stockholders' Equity Qualified for Net Capital		97,877
Allowable credits		-
Total Capital and Allowable Credits		97,877
Deductions and/or Charges		
Non-allowable assets:		
Receivables from non-customers		-
Total Deductions and/or Charges		-
Net Capital Before Haircuts on Securities Positions		97,877
Haircuts on Securities		338
Net Capital	$	97,539
AGGREGATE INDEBTEDNESS		
Commissions and wages payable	$	28,811
Commissions payable to independent agents		43,441
Total Aggregate Indebtedness	$	72,252
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required pursuant to Rule 15c3-1	$	50,000
Excess net capital at 1000% (or $50,000, whichever is greater)	$	47,539
Ratio of aggregate indebtedness to net capital		.74 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
(included in Part II of FORM X-17A-5 as of June 30, 2003)		
Net Capital, as reported in Company's Part II (Unaudited) FOCUS report and per above	$	97,539

SCHEDULE II

FIRST WESTERN SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2003

First Western Securities, Inc. is exempted from Rule 15c3-3 of the Securities and Exchange Commission by subparagraph (k)(2)(ii) of that rule, and as a result, the Computation for Determination of the Reserve Requirement under Exhibit A of Rule 15c3-3 is not required. No facts came to our attention to indicate that this exemption had not been complied with during the year ended June 30, 2003.


SB&F
SANFORD, BAUMEISTER
& FRAZIER, P.C.
Certified Public Accountants and Consultants

Keeping you in the black, not in the dark

Members:
American Institute of CPAs
Texas Society of CPAs
Fort Worth Chapter of CPAs
SEC Practice Section

Experienced with a wide variety of industries including:
Oil & gas
Home builders
Retail
Manufacturing
Health Care
Contractors
Financial institutions
Law firms
Insurance agencies
Real estate investors & developers
Closely held businesses
Nonprofit organizations

The services you need to prosper:
Management consulting
Year-round tax planning
Business & individual tax preparation
Audits
Financial reporting
IRS representation
Business valuation
Employee benefit plans
Retirement & estate planning
Revenue distribution
Joint interest billings
Bookkeeping

August 11, 2003

Board of Director and Shareholders
First Western Securities, Inc.
Fort Worth, Texas

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of First Western Securities, Inc. (the "Company") for the year ended June 30, 2003, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

201 Main Street • Suite 1250 • Fort Worth, Texas 76102
(817) 877-5000 • (817) 877-5330 fax

Board of Director and Shareholders
First Western Securities, Inc.
Page 2
August 11, 2003

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sanford, Baumeister & Frazier, P.C.

SANFORD, BAUMEISTER & FRAZIER, P.C.